Exhibit 99.1

Announcement to the Market

Disclosure of results for the fourth quarter and from January to December of 2015, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the fourth quarter and from January to December of 2015 are available at our website: www.itau.com.br/investor-relations

Comparison between BRGAAP1 and IFRS

					R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications[2]	IFRS	BRGAAP	Adjustments and Reclassifications[2]	IFRS
	Dec/31/2015			Dec/31/2014
Total Assets	1,359,172	(82,758)	1,276,415	1,208,702	(81,499)	1,127,203
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives [3]	704,487	(14,520)	689,967	610,142	(36,883)	573,259
Loan Operations	473,829	419	474,248	451,760	671	452,431
(-) Allowance for Loan Losses [4]	(34,078)	7,234	(26,844)	(26,948)	4,556	(22,392)
Other Financial Assets [5]	122,637	(69,132)	53,506	96,761	(43,112)	53,649
Tax Assets [6]	61,707	(9,557)	52,149	42,890	(7,647)	35,243
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	30,590	2,798	33,389	34,097	916	35,013

Current Liabilities and Long Term Liabilities	1,250,955	(88,600)	1,162,356	1,110,439	(83,853)	1,026,586
Deposits	292,610	-	292,610	294,773	-	294,773
Deposits Received Under Securities Repurchase Agreements [3]	350,954	(14,311)	336,643	325,013	(36,330)	288,683
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	282,575	(288)	282,287	212,826	872	213,698
Other Financial Liabilities [5]	137,212	(68,498)	68,715	114,540	(43,048)	71,492
Reserves for Insurance, Private Pension and Capitalization	132,053	295	132,349	112,675	113	112,788
Provisions and Other Liabilities	44,943	(161)	44,781	40,765	(78)	40,687
Tax Liabilities [5]	10,608	(5,637)	4,971	9,847	(5,382)	4,465

Total Stockholders' Equity	108,217	5,842	114,059	98,263	2,354	100,617
Non-controlling interests	1,755	52	1,807	2,415	(1,058)	1,357
Controlling Stockholders' Equty [7]	106,462	5,790	112,252	95,848	3,412	99,260

[1]	BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
[2]	Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
[3]	Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
[4]	Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
[5]	Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
[6]	Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
[7]	Conciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation						R$ million
Adjustments	Equity	Result
	Dec/31/15	4thQ/15	3rdQ/15	4thQ/14	jan-dec/15	jan-dec/14
BRGAAP - Values Attributable to Controlling Stockholders	106,462	5,698	5,945	5,520	23,360	20,242
(a) Allowance for Loan Losses	4,388	(730)	2,682	712	1,645	1,007
(b) Adjustment to market value of shares and quotas	132	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	466	(4)	(4)	(4)	(15)	(15)
(d) Effective interest rate	(96)	10	10	24	37	64
(e) Financial Leasing Operation	592	72	520	-	592	-
(f) Other adjustments	308	(26)	50	93	121	257
IFRS - Values Attributable to Controlling Stockholders	112,252	5,020	9,202	6,345	25,740	21,555
IFRS - Values Attributable to Minority Stockholders	1,807	121	96	88	416	306
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	114,059	5,141	9,298	6,433	26,156	21,861

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.

(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

(e) Under IFRS (IAS 17 ) the financial leasing operations are recorded as fixed assets on the other hand the Other Financial Liabilities. On BRGAAP, as of September 30, 2015 , the consideration of these transactions are now recorded in income in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements for the period from january to december of 2015.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

											R$ million
Recurring Result	4th Q/15			3rd Q/15			jan-dec/15			jan-dec/14
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	5,698	5,020	(678)	5,945	9,202	3,257	23,360	25,740	2,380	20,242	21,555	1,313
Exclusion of the Non-Recurring Events	75	121	46	172	(3,135)	(3,307)	472	(2,848)	(3,319)	377	(472)	(849)
Increase of the Social Contribution Rate	-	27	27	(3,988)	(3,948)	40	(3,988)	(3,921)	67	-	-	-
Complementary provision for loan losses [1]	-	-	-	2,793	-	(2,793)	2,793	-	(2,793)	668	-	(668)
Provision for contingencies - tax and social security lawsuits	-	-	-	514	514	-	560	560	-	-	-	-
Provision for contingencies - Economic Plans	28	28	-	26	26	-	136	136	-	126	126	-
Financial Leasing Accounting Change	-	-	-	520	-	(520)	520	-	(520)	-	-	-
Pension Fund	-	-	-	130	130	-	130	130	-	-	-	-
Goodwill Amortization	32	-	(32)	34	-	(34)	162	37	(125)	177	-	(177)
Tax rate increase - Porto Seguro S.A	(17)	(17)	-	-	-	-	(17)	(17)	-	-	-	-
Impairment	7	7	-	-	-	-	50	50	-	9	4	(5)
Program for the settlement or installment payment of taxes	4	4	-	1	1	-	(37)	(37)	-	25	25	-
Cofins/ Provision for tax loss - Porto Seguro	-	-	-	-	-	-	-	-	-	60	60	-
Favorable decision on the increase of the PIS/COFINS calculation basis IRB	-	-	-	-	-	-	-	-	-	(62)	(62)	-
Provision for loan losses - Credicard	-	-	-	-	-	-	-	-	-	37	37	-
Sale of large risk insurance operations	-	-	-	-	-	-	-	-	-	(736)	(736)	-
Improvement of the model for te recognition of provision for labor claims	-	-	-	-	-	-	-	-	-	74	74	-
Others	20	72	52	143	143	-	163	214	52	-	-	-
Recurring Result - Attributable to Controlling Stockholders	5,773	5,141	(632)	6,117	6,067	(50)	23,832	22,892	(939)	20,619	21,083	464

(1) Formation of additional allowance for loan losses to the minimum required by Resolution No 2.682/99 of Nacional Monetary Council

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, February 2, 2016.

Marcelo Kopel

Investor Relations Officer

Itaú Unibanco Holding S.A.